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United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Los Angeles	Washington, D.C.
Madrid

Attention:	Nicholas O’Leary Katherine Bagley Kristin Lochhead Li Xiao

Re:	CeriBell, Inc. Response to Letter dated October 8, 2024 Amendment No. 2 to Registration Statement on Form S-1 Filed October 7, 2024 File No. 333-281784

To the addressee set forth above:

CeriBell, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof Amendment No. 3 to its Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed with the Commission Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2 to Registration Statement”) on October 7, 2024 (File No. 333-281784). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 to Registration Statement received on October 8, 2024 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

October 9, 2024 Page 2

Amendment No. 2 to Registration Statement on Form S-1 filed October 7, 2024

Prospectus Summary

Recent Developments

Preliminary Financial Results as of and for the Three Months Ended September 30, 2024

1.
We note your disclosure that “[s]uch estimated and unaudited data constitute forward-looking statements based solely on information available to us as of the date of this prospectus and may differ materially from actual results,” “[o]nce our quarter-end financial closing process is completed, we may report financial results and other data that could differ, and the differences could be material,” and “[w]hile we believe that such information and estimates are based on reasonable assumptions, our actual results may vary, and such variations may be material.” If you choose to disclose preliminary estimates, you should be able to assert that the actual results are not expected to differ “materially” from those reflected in the preliminary estimates. Please revise or remove these statements accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 6 of the Registration Statement accordingly.

The Offering, page 9

2.
We note your revised disclosure on page 10 that “[c]ertain of our existing stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $40 million of shares of our common stock in this offering at the initial public offering price (which would represent approximately 40% of the shares sold in this offering).” Given that this indication of interest represents a significant percentage of your total offering, please revise your cover page to include this disclosure. In addition, please identify the relevant directors that are affiliated with the stockholders who have indicated an interest, and disclose whether any 5% or greater shareholders are included in this indication of interest. Finally, please clarify whether and to what extent this interest, if purchased, would impact any of the controlling shareholder percentages you disclose throughout your filing, including on your cover page. Revise you risk factor at the top of page 53 accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the prospectus cover page and pages 10, 52-53 and 157-159 of the Registration Statement accordingly.

* * *

October 9, 2024 Page 3

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2677 or by email at kathleen.wells@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kathleen Wells

Kathleen Wells, Esq. of LATHAM & WATKINS LLP

cc:

Jane Chao, Ph.D., CeriBell, Inc.

Scott Blumberg, CeriBell, Inc.
Louisa Daniels, CeriBell, Inc.
John Williams, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP
Ilir Mujalovic, Allen Overy Shearman Sterling US LLP